FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	A corporate disclosure on the Resolutions of the Board of Directors regarding a bonus issue, filed with the Financial Supervisory Commission of Korea and KOSDAQ on June 10, 2004 .

[English Translation]
June 10, 2004

WEBZEN INC.

RESOLUTION ON BONUS ISSUE

(Units: KRW)
1. Class and Number of New Shares	Registered Common Shares	8,600,000 shares
Registered Preferred Shares	-
* Details of Preferred Shares	-
2. Issuing Price of New Shares per Share (KRW)	500
3. Record Date of New Share Allotment	June 28, 2004
4. Allotment Rate of New Shares (Number of Shares/ per share)	2.0
5. Financial Resources for New Stock	Paid-in Capital in Excess of Par Value	4,300,000,000
Reevaluation Reserve	-
Gains on Capital Decrease	-
Gains from Merger	-
Other Capital Surplus	-
Legal Reserve
Reserve for Business	-
Rationalization	-
Reserve for Finance Improvement	-
Voluntary Reserves	-
Others	-
6. Record Date of Dividend Payout	January 1, 2004
7. Scheduled Date of Delivering New Share Certificate	July 19, 2004
8. Scheduled Date of Listing on the Kosdaq	July 20, 2004
9. Number of Treasury Stock Holding	70,000 shares
10. Method of Disposing Fractional Shares	-
11. Resolution Date of Board of Directors	June 10, 2004
- Presence of Outside Directors	Present	3	Absent	0
- Presence of Auditor(s)	Present
12. Other	-The above is a confirmation of the

disclosure on plans to review a potential bonus issue, filed on March 29, 2004.
-The scheduled date of delivering new share certificate and the scheduled date of listing may be changed during the process of deliberation with related institutions and committees.
* Date of Relevant Disclosure	March 29, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: June 10, 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer